UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

Date:  January 10, 2024

Commission File Number:  001-37946

Algonquin Power & Utilities Corp.
 (Translation of registrant’s name into English)

354 Davis Road
 Oakville, Ontario, L6J 2X1, Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release dated January 10, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (registrant)

Date: January 10, 2024	By:	/s/ Darren Myers
Name:	Darren Myers
Title:	Chief Financial Officer